Filed by Peugeot S.A.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  Peugeot S.A.

The following are excerpts from Peugeot S.A.’s 2019 Annual Report, published on February 26, 2020.
Description of the Combination

"Merger Between FCA and PSA

On December 17, 2019, FCA and PSA entered into a combination agreement (the “combination agreement”) providing for a merger of their businesses (the “merger”). In addition, certain shareholders of FCA and PSA have made undertakings to support the merger and, among other things, vote their shares in favor of the merger at their respective extraordinary general meetings of shareholders. Below is a summary of the transaction and the main provisions of the combination agreement and the shareholders’ undertakings.

Transaction Structure and Merger Consideration

If the merger is approved by the requisite votes of the FCA shareholders and the PSA shareholders and the other conditions precedent to the merger are satisfied or, to the extent permitted under the combination agreement and by applicable law, waived, PSA will be merged with and into FCA.  The combined entity ("DutchCo") will be named by mutual agreement of FCA and PSA with effect from the day immediately following completion of the merger.
The closing of the merger shall take place on the second Friday after satisfaction or (to the extent permitted under the combination agreement and by applicable law) waiver of the closing conditions and the merger shall be effective at midnight (Central European Time) following the signing of the merger deed (the “Effective Time”), at which time, the separate corporate existence of PSA shall cease, and DutchCo shall continue as the sole surviving corporation, and, by operation of law, DutchCo, as successor, shall succeed to and assume all of the rights and obligations, as well as the assets and liabilities, of PSA in accordance with Dutch law and French law.
At the Effective Time, by virtue of the merger and without any action on the part of any holder of PSA ordinary shares or FCA common shares, PSA shareholders will have the right to receive 1.742 DutchCo common shares for each PSA ordinary share that they hold and each issued and outstanding common share of FCA shall remain unchanged as one (1) common share in DutchCo. There will be no carryover of the existing double voting rights currently held by Exor in FCA pursuant to the existing FCA loyalty voting structure. To that end, the combination agreement provides that at the Effective Time all special voting shares of FCA held by Exor will be reacquired by DutchCo for no consideration.

Governance of DutchCo

The combination agreement provides for certain arrangements relating to the governance of DutchCo, including causing DutchCo to adopt, immediately following the Effective Date, new articles of association, board regulations and a loyalty voting program in the agreed form. The principal terms of such governance arrangements are summarized below.

DutchCo Board Composition

The combination agreement provides that after closing of the merger the board of directors of DutchCo (the “DutchCo Board”) shall be a single tier board initially composed of 11 members, including the following initial directors:

●	the CEO of DutchCo;
●	two (2) Independent Directors nominated by FCA;
●	two (2) Independent Directors nominated by PSA;
●	two (2) directors nominated by Exor;

●	one (1) director nominated by Bpifrance[1] (or EPF/FFP, as further described below);
●	one (1) director nominated by EPF/FFP; and
●	two (2) employee representatives.

For these purposes, “Independent Director” means a director meeting the independence requirements under the Dutch Corporate Governance Code and, with respect to members of the Audit Committee, also meeting the independence requirements of Rule 10A-3 under the Exchange Act, and the NYSE listing requirements.

Nomination Rights

The rights of Exor, EPF/FFP and Bpifrance to nominate the number of directors mentioned above also apply to future terms of office of the DutchCo Board; provided that:

●
if the number of DutchCo common shares held by Bpifrance, and/or any of its affiliates, or EPF/FFP, and/or any of its affiliates, falls below 5% of the issued and outstanding DutchCo common shares, such shareholder shall no longer be entitled to nominate a director (in which case, any director nominated by Bpifrance or EPF/FFP, as the case may be, shall be required to promptly resign); and

●
if, at the Effective Time, at any time within the six (6) years following the closing of the merger or on the sixth (6th) anniversary of the closing of the merger, both (i) the number of DutchCo common shares held by EPF/FFP and/or their affiliates increases to 8% or more of the issued and outstanding DutchCo common shares and (ii) the number of DutchCo common shares held by Bpifrance and/or its affiliates falls below 5% of the issued and outstanding DutchCo common shares, then EPF/FFP shall be entitled to nominate a second director to the DutchCo Board to replace the Bpifrance nominee (the “EPF/FFP Additional Director”),

As an exception to the foregoing, if, at the Effective Time or within six (6) years of the Effective Time:

●
the number of DutchCo common shares held by Bpifrance and its affiliates, on the one hand, or EPF/FFP and its affiliates, on the other hand, represents between 4% and 5% of the issued and outstanding DutchCo common shares (the “Threshold Stake”);

●	either Bpifrance or EPF/FFP has not lost its right to nominate a director in accordance with the preceding paragraph; and
●	the number of DutchCo common shares held by Bpifrance, EPF/FFP and their respective affiliates represents, in aggregate, 8% or more of the issued and outstanding DutchCo common shares,

the shareholder which holds the Threshold Stake will maintain its right to nominate a director to the DutchCo Board until the sixth (6th) anniversary of the closing of the merger (it being understood that while Bpifrance is entitled to nominate a director pursuant to this proviso, EPF/FFP shall not be entitled to nominate the EPF/FFP Additional Director).
Additionally, Exor’s right to nominate directors will decrease in the event Exor and/or its affiliates reduce their equity ownership in DutchCo as follows:

●
if the number of shares held by Exor and/or its affiliates falls below the number of shares corresponding to 8% of the issued and outstanding DutchCo common shares, Exor will be entitled to nominate one (1) director instead of two (2); and

●
if the number of shares held by Exor and/or its affiliates falls below the number of shares corresponding to 5% of the issued and outstanding DutchCo common shares, Exor will no longer be entitled to nominate a director;

1 Bpifrance shall include jointly Bpifrance Participations S.A. and its wholly-owned subsidiary Lion Participations SAS

In such cases, the director designated by Exor for resignation from among the directors nominated by Exor shall be required to resign as promptly as reasonably practicable after the number of DutchCo common shares held by Exor and/or its affiliates falls below the applicable threshold.
Any event or series of events (including any issue of new shares) other than a transfer (including transfer under universal title) of PSA shares or DutchCo shares shall be disregarded for the purpose of determining whether the applicable shareholder reaches the relevant threshold(s).

Initial Management of DutchCo

The combination agreement provides that the following positions shall be filled by the following individuals from the day immediately after the closing of the merger:

●	Chairman: John Elkann;
●	CEO: Carlos Tavares;
●	Vice Chairman: a director nominated by EPF/FFP; and
●	Senior Independent Director: an Independent Director nominated by PSA.

The initial term of office of each of the Chairman, CEO, Senior Independent Director and Vice Chairman shall be five (5) years, in each case beginning at the day immediately after the closing of the merger.  The initial term of office for each of the other directors shall be four (4) years.  Mr. Elkann and Mr. Tavares will be the only executive directors.

The board regulations provide that, in addition to the Chairman’s other powers set out in the board regulations, if the Chairman is an executive director, he or she will be consulted and work together with the CEO on that basis on important strategic matters affecting DutchCo as set forth in the board regulations.
In addition to his/her powers set out in the DutchCo Articles of Associations and board regulations, the CEO will be responsible for the management of DutchCo in accordance with the Dutch Civil Code and will be vested with full authority to represent DutchCo individually.
The Senior Independent Director (acting as the voorzitter under Dutch Law) shall preside over the meetings of the DutchCo Board and shall be vested with the powers to convene the board and the general meetings of shareholders of DutchCo.

Voting Limitations
The combination agreement provides that under the DutchCo articles of association no shareholder, acting alone or in concert, together with votes exercised by affiliates of such shareholder or pursuant to proxies or other arrangements conferring the right to vote, may cast 30% (the “Voting Threshold”) or more of the votes cast at any general meeting of shareholders of DutchCo, including after giving effect to any voting rights exercisable through DutchCo special voting shares. Any voting right in excess of the Voting Threshold will be suspended. Furthermore, the DutchCo articles of association will provide that, before each shareholders’ meeting, any shareholder holding voting rights in excess of the Voting Threshold shall notify DutchCo of its shareholding and total voting rights in DutchCo and provide, upon request by DutchCo, any information necessary to ascertain the composition, nature and size of the equity interest of that person and any other person acting in concert with it. This restriction (i) may be removed by the affirmative vote of the holders of two-thirds of the issued and outstanding DutchCo common shares (for the avoidance of doubt, without giving effect to any voting rights exercisable through DutchCo special voting shares, and subject to the aforementioned 30% voting cap) and (ii) shall lapse upon any person holding more than 50% of the issued and outstanding DutchCo common shares (other than DutchCo special voting shares) as a result of a tender offer for DutchCo common shares.

Shareholders Matters
Each of Exor, Bpifrance, EPF/FFP and Dongfeng (the “Reference Shareholders”), in its capacity as shareholder of PSA or FCA, as applicable, has entered into a letter agreement (a “Letter Agreement”) with PSA or FCA, as applicable, setting forth, among other things, the following undertakings relating to the merger and the future governance of DutchCo:

●
Support of the merger - Each Reference Shareholder has undertaken to vote or cause to be voted all shares owned or controlled by it or as to which it has the power to vote in favor of any decision in furtherance of the approval of the transactions contemplated by the combination agreement that is submitted to the shareholders;

●
Standstill - Each Reference Shareholder shall be restricted from buying shares to increase its interest in PSA, FCA (before the merger) or DutchCo for a period ending seven years following the Effective Time, except that EPF/FFP may increase its shareholding by up to a maximum of 2.5% in DutchCo (or 5% in PSA) by acquiring shares from Bpifrance and/or Dongfeng and/or on the market, provided that market acquisitions may not represent more than 1% of the DutchCo common shares or 2% of the PSA ordinary shares plus, if applicable, the percentage of DutchCo common shares (or PSA ordinary shares) sold by Bpifrance to buyers other than EPF/FFP or any of its affiliates;

●
Lock-up - From the date of the combination agreement until 3 years after closing of the merger Exor, Bpifrance and EPF/FFP will be subject to a lock-up in respect of their shareholdings in the relevant company before closing of the merger and in DutchCo thereafter, except that Bpifrance will be permitted to reduce its shareholdings by 5% in PSA or 2.5% in DutchCo; and

●
Dongfeng Buy-back - Dongfeng has agreed to sell, and PSA has agreed to buy, 30.7 million PSA ordinary shares prior to closing of the merger (the ordinary shares repurchased by PSA will be cancelled). Notwithstanding the above, Dongfeng may sell all or part of such shares to third parties prior to the closing of the merger, in which case the purchase by PSA described in the prior sentence will apply to the balance of such 30.7 million PSA ordinary shares not otherwise sold by Dongfeng.  Dongfeng is subject to a lock up until the Effective Time for the balance of its participation in PSA, resulting in an ownership of 4.5% in DutchCo immediately after the Effective Time.

Certain Covenants
In addition to making reciprocal customary representation and warranties and agreeing to customary restrictions on their respective operations as from the time of the combination agreement until the Effective Time, FCA and PSA each have agreed to take certain actions between the date of the combination agreement and the Effective Time, such as the seeking of competition law and other regulatory approvals, the making of stock exchange and securities filings, and the application for listing of the DutchCo common shares issued in connection with the merger on the NYSE, Euronext Paris and the MTA prior to the closing date of the merger.

Pre-merger Distributions

Prior to the Effective Time (i) an extraordinary cash distribution of €5.5 billion may be paid by FCA to its shareholders, (ii) an ordinary dividend for an amount of €1.1 billion in respect of the fiscal year ending December 31, 2019 may be paid by each of FCA and PSA and (iii) if the closing of the merger has not occurred before the 2021 annual general meetings of PSA and FCA, an ordinary dividend in respect of the fiscal year ending December 31, 2020 for an amount to be agreed by FCA and PSA on the basis of their respective distributable amounts shall be paid by each of PSA and FCA, in the case of (ii) and (iii) subject to the availability of sufficient distributable amounts.

Faurecia Distribution

PSA is permitted to distribute to its shareholders by special or interim dividend all of the shares held by PSA in Faurecia prior to the Effective Time with no material changes in any currently existing commercial arrangements between PSA and Faurecia, other than amendments in the ordinary course.

Comau Separation

Promptly following the Effective Time, DutchCo is permitted to allocate to its shareholders through a demerger or similar transaction all the shares held by DutchCo in Comau or implement other value-creating alternative structures, including the sale of all the shares held by DutchCo in Comau (each of such transactions, the “Comau Separation”).  FCA shall, prior to the closing of the merger, work diligently to prepare for the Comau Separation to enable the Comau Separation to be completed promptly following the closing of the merger, including by establishing the perimeter, capital structure and governance of Comau in consultation with PSA and, if applicable, preparing all necessary documentation for the listing of Comau shares on the appropriate securities exchange.

Other Provisions
The combination agreement contains customary exclusivity provisions requiring the parties to refrain from soliciting any acquisition proposal from third-parties as well as covenants requiring the board of directors of each of FCA and PSA to recommend that their respective shareholders approve the transaction, subject to limited exceptions to ensure compliance with the directors’ fiduciary duties in connection with a superior proposal.
The obligation of each party to effect the merger is subject to customary closing conditions, including the absence of a material adverse effect with respect to the other party, regulatory clearances and approval by the shareholders of PSA and FCA."
The Combination Agreement is available on the website of the Group (www.groupe-psa.com), section 'PSA-FCA merger project''.

Notes to the Financial Statements

Note 1

“Groupe PSA and FCA agree to merge

On December 18, 2019, Fiat Chrysler Automobiles N.V. (“FCA”) (NYSE: FCAU / MTA: FCA) and Peugeot S.A. (“Groupe PSA”) signed a binding Combination Agreement providing for a 50/50 merger of their businesses to create the 4th largest global automotive Original Equipment Manufacturer (OEM) by volume and 3rd largest by revenue (the “Merger”).
The merged entity will benefit from an efficient governance structure designed to promote effective performance, with a Board comprised of 11 members, 5 out of 9 non-executive directors of which need to be independent.  Five Board members will be nominated by FCA and its reference shareholder (including John Elkann as Chairman) and five will be nominated by Groupe PSA and its reference shareholders (including the Senior Non-Executive Director and the Vice Chairman).  At closing the Board will include two members representing FCA and Groupe PSA employees.  Carlos Tavares will be the Chief Executive Officer for an initial term of five years and will also be a member of the Board.
The new group’s Dutch-domiciled parent company will be listed on Euronext (Paris), the Borsa Italiana (Milan) and the New York Stock Exchange.
Under the proposed by-laws of the combined company, no shareholder would have the power to exercise more than 30% of the votes cast at shareholders’ meetings.  It is also foreseen that there will be no carryover of existing double voting rights but that new double voting rights will accrue after a three-year holding period after completion of the merger.
In the context of the contemplated Merger, Dongfeng Group (DFG) will sell 30.7 million shares to PSA (in which case they will be canceled prior to closing) and/or to third parties (including on the market).  The accounting for this financial instrument and its impact on the consolidated financial statements at 31 December 2019 of Groupe PSA is discussed in Note 12.3.
Before closing of the Merger, FCA will distribute to its shareholders a special dividend of €5.5 billion while Groupe PSA will distribute to its shareholders its 46% stake in Faurecia.  At December 31, Faurecia continues to be consolidated within continuing operations.
In addition, FCA will continue work on the separation of its holding in Comau which will be separated promptly following closing for the benefit of the shareholders of the combined company.  Each company intends to distribute a €1.1 billion ordinary dividend in 2020 related to fiscal year 2019, subject to approval by each company’s Board of Directors and shareholders.  At closing, Groupe PSA shareholders will receive 1.742 shares of the new combined company for each share of Groupe PSA, while FCA shareholders will have 1 share of the new combined company for each share of FCA.
Preparation of the Merger is progressing as expected and completion of the proposed combination continues to be expected to take place in 12-15 months, subject to customary closing conditions, including approval by both companies’ shareholders at their respective Extraordinary General Meetings and the satisfaction of antitrust and other regulatory requirements.
Otherwise, the proposed Merger has no other impact on the consolidated financial statements at 31 December 2019 than the merger costs for services received from various financial and legal external advisors that have been expensed as incurred for a total amount of €25 million in connection with the negotiation and completion of the proposed Merger.”
***
Note 12.3

“In the context of the contemplated Merger with FCA, Dongfeng Group (DFG) has agreed to sell, and Groupe PSA has agreed to buy, 30.7 million shares prior to closing (those shares will be cancelled).  See Note 1.

At the date of commitment, a current financial liability of €685 million euros has been initially recognized against equity.  Subsequently, as at 31 December 2019, it has been remeasured at €668 million euros against in net financial income (expense) for €17 million.”

IMPORTANT NOTICE
By reading the following communication, you agree to be bound by the following limitations and qualifications:

This communication is for informational purposes only and is not intended to and does not constitute an offer or invitation to exchange or sell or solicitation of an offer to subscribe for or buy, or an invitation to exchange, purchase or subscribe for, any securities, any part of the business or assets described herein, or any other interests or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication should not be construed in any manner as a recommendation to any reader of this document.

This communication is not a prospectus, product disclosure statement or other offering document for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14th 2017.

An offer of securities in the United States pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the U.S. Securities and Exchange Commission (“SEC”).  Shareholders of Peugeot S.A. (“PSA”) and Fiat Chrysler Automobiles N.V. (“FCA”) who are U.S. persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the SEC because it will contain important information relating to the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding the proposed transaction, documents incorporated by reference, and FCA’s SEC filings at the SEC’s website at http://www.sec.gov.  In addition, the effective registration statement will be made available for free to shareholders in the United States.

FORWARD-LOOKING STATEMENTS
This communication contains forward-looking statements. In particular, these forward-looking statements include statements regarding future financial performance and the expectations of FCA and PSA (the “Parties”) as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Parties’ current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the ability of PSA and FCA and/or the combined group resulting from the proposed transaction (together with the Parties, the “Companies”) to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Companies’ ability to expand certain of their brands globally; the Companies’ ability to offer innovative, attractive products; the Companies’ ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of the Parties’ defined benefit pension plans; the ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the ability to access funding to execute the Companies’ business plans and improve their businesses, financial condition and results of operations; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Companies’ vehicles; the Companies’ ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; uncertainties as to whether the proposed business combination discussed in this document will be consummated or as to the timing thereof; the risk that the announcement of the proposed business combination may make it more difficult for the Parties to establish or maintain relationships with their employees, suppliers and other business partners or governmental entities; the risk that the businesses of the Parties will be adversely impacted during the pendency of the proposed business combination; risks related to the regulatory approvals necessary for the combination; the risk that the operations of PSA and FCA will not be integrated successfully and other risks and uncertainties.

Any forward-looking statements contained in this communication speak only as of the date of this document and the Parties disclaim any obligation to update or revise publicly forward-looking statements. Further information concerning the Parties and their businesses, including other risk factors associated with the business combination, will be more fully discussed in the prospectus that will be included in the registration statement on Form F-4 that will be filed with the SEC.